Filed Pursuant to Rule 424(b)(5)

Registration No. 333-235917

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated February 3, 2020)

Up to $1,475,000

Common Stock

This prospectus supplement number 2 and the accompanying base prospectus, which together we sometimes refer to as the prospectus, relate to the offer and sale, from time to time, of shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $1,475,000, solely through Maxim Group LLC, as exclusive sales agent (“Maxim” or the “Sales Agent”). Any sales consummated under this prospectus will be made under an "at-the-market" offering program under the terms of an equity distribution agreement between us and Maxim, dated April 13, 2020 (the “Sales Agreement”).  This prospectus supplement number 2 is being filed to supplement the prospectus supplement filed with the Securities and Exchange Commission on April 13, 2020 solely to reflect the reduced aggregate gross sales price that may be sold under this prospectus supplement and the accompanying base prospectus.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ARTL.” The last reported sale price of our common stock on The Nasdaq Capital Market on April 14, 2020 was $1.38 per share.

Sales of our common stock, if any, under this prospectus may be made in sales deemed to be “at-the-market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act.  The Sales Agent is not required to sell any specific number or dollar amount of securities but will act as the sales agent on a best efforts basis and will use commercially reasonable efforts, consistent with the Sales Agent’s normal trading and sales practices, to sell on our behalf all of the shares of common stock requested to be sold by us on mutually agreed terms between the Sales Agent and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

As of the date of this prospectus, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $4,458,297, based on 2,821,707 shares of outstanding common stock held by non-affiliates, and a per share price of $1.58 based on the closing sale price of our common stock on February 19, 2020. In no event will the aggregate market value of securities sold by us or on our behalf under this prospectus supplement pursuant to General Instruction I.B.6 of Form S-3 during the twelve-month period immediately prior to, and including, the date of any such sale, exceed one-third of the aggregate market value of our common stock held by non-affiliates. During the twelve-month period that ends on and includes the date hereof, we have sold no shares of our common stock pursuant to General Instruction I.B.6 of Form S-3.

We are an “emerging growth company” under the federal securities laws and, as such, we are subject to reduced public company disclosure standards.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-5 of the prospectus supplement filed with the Securities and Exchange Commission on April 13, 2020, page 7 of the accompanying base prospectus, and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Maxim Group LLC

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Prospectus Supplement No. 2 dated April 14, 2020

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